UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: CORRECTION ANNOUNCEMENT: SOLBE1 ELECTION RIGHT RESULTS

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
JSE: SOLBE1
Sasol BEE Ordinary Share code:
Sasol BEE Ordinary ISIN code:
ZAE000151817
("Sasol")
CORRECTION ANNOUNCEMENT: SOLBE1 ELECTION RIGHT RESULTS
Shareholders are referred to the SOLBE1 Election Right Results announcement released on the Stock
Exchange News Service of the JSE Limited (“SENS”) earlier today, Friday, 29 March 2018.
Shareholders are now advised that, in fact, SOLBE1 shareholders who validly exercised the Election Right did so in respect of 962 277 SOLBE1 shares, that 245 741 SOLBE1 shares will be issued as capitalisation shares to holders of SOLBE1 shares and that SOLBE1 shareholders, holding 1 876 288 SOLBE1 shares, did not exercise or did not validly exercise the Election Right or were not entitled to exercise the Election
Right.
Accordingly, shareholders are advised to disregard the previous announcement released on SENS earlier today, and to refer to the correct information below:
1. The following are the results of the exercise or non-exercise of the Election Right:
1.1.
SOLBE1 shareholders validly exercised the Election Right in respect of 962 277 SOLBE1 shares. Accordingly –
1.1.1.
these SOLBE1 shares will not automatically re-designate as SOL shares on
Thursday, 5 April 2018 and will remain as SOLBE1 shares; and
1.1.2.
245 741 SOLBE1 shares will be issued as capitalisation shares to the holders of such SOLBE1 Shares on Friday, 1 June 2018.
1.2.
SOLBE1 shareholders, holding 1 876 288 SOLBE1 shares, did not exercise or did not validly exercise the Election Right or were not entitled to exercise the Election Right.
Accordingly these SOLBE1 shares will automatically re-designate as SOL shares on
Thursday, 5 April 2018.
Sandton
29 March 2018
Sponsor
Deutsche Securities (SA) Proprietary Limited
Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited
Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc
US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 March 2018 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary